FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  July, 2004

Commission File Number:    001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: July 8, 2004	By:	/s/ Joseph Tung

	Name: Title:	Joseph Tung Chief Financial Officer

ITEM 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.
Joseph Tung, CFO / Vice President	US contact:
Freddie Liu, Financial Controller	Clare Lin
Tel: + 886-2-8780-5489	Tel: + 1-408-986-6524
Fax: + 886-2-2757-6121	clare_lin@aseglobal.com
ir@aseglobal.com
http://www.aseglobal.com

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

ANNOUNCES RECORD HIGH MONTHLY AND QUARTERLY REVENUES

TAIPEI, TAIWAN, R.O.C., JULY 8, 2004 – ADVANCED SEMICONDUCTOR ENGINEERING, INC. (NYSE: ASX, TAIEX: 2311), announces its unaudited consolidated net revenues and the unaudited net revenues for its packaging operations in Kaohsiung for the month of June and second quarter of 2004. ASE Inc. recorded a historical high unaudited consolidated net revenue on a monthly and quarterly basis. Starting from June 1, 2004, net revenues of ASE Japan Co. were consolidated into ASE Inc. consolidated net revenues.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED) *

(NT$ Million)	Jun 2004	May 2004	Jun 2003	Sequential Change	YoY Change

Net Revenues	7,440	6,742	4,327	+10.36%	+71.97%

(NT$ Million)	Q2 2004	Q1 2004	Q2 2003	Sequential Change	YoY Change

Net Revenues	20,299	17,221	12,773	+17.88%	+58.93%

MONTHLY NET REVENUES FOR PACKAGING OPERATIONS IN KAOHSIUNG
(UNAUDITED)

	Jun	May	Jun	Sequential	YoY
(NT$ Million)	2004	2004	2003	Change	Change

Net Revenues	3,128	3,110	2,266	+0.57%	+38.03%

	Q2	Q1	Q2	Sequential	YoY
(NT$ Million)	2004	2004	2003	Change	Change

Net Revenues	9,221	8,884	6,846	+3.80%	+34.69%

* Such consolidated net revenues include, in addition to net revenues of ASE Inc.'s packaging operations in Kaohsiung, net revenues of majority owned subsidiaries such as ASE Test Limited, ASE (Chung Li) Inc., ASE (Korea) Inc., ASE Japan Co. and ASE Material Inc. ASE Material Inc.’s June 2004 revenues of NT$ 707 millions were not reflected in the consolidated net revenues due to internal sales elimination.